SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of  April ,  2004 .
                                          -------   -----

                              HILTON RESOURCES LTD.
                     --------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F    X     Form 40-F
                              -------               --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes            No       X
                            --------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.


                                              HILTON RESOURCES LTD.

Date  April 29, 2004                          By /s/ Nick DeMare
     --------------------------               -----------------------------
                                              Nick DeMare, President & CEO

                                 BC FORM 51-901F

                                QUARTERLY REPORT

INCORPORATED AS PART OF:                        X     SCHEDULE A
                                             -------
                                                X     SCHEDULES B & C
                                             -------
                                             (place x in appropriate category)
ISSUER DETAILS:

NAME OF ISSUER                               HILTON RESOURCES LTD.
                                             (formerly Hilton Petroleum Ltd.)
                                             -----------------------------------
ISSUER ADDRESS                               #1305 - 1090 WEST GEORGIA STREET
                                             VANCOUVER, BC   V6E 3V7
                                             -----------------------------------
ISSUER TELEPHONE NUMBER                      (604) 685-9316
                                             -----------------------------------
ISSUER FAX NUMBER                            (604) 683-1585
                                             -----------------------------------
CONTACT PERSON                               MR. NICK DEMARE
                                             -----------------------------------
CONTACT'S POSITION                           PRESIDENT
                                             -----------------------------------
CONTACT'S TELEPHONE NUMBER                   (604) 685-9316
                                             -----------------------------------
CONTACT'S E-MAIL ADDRESS                     ndemare@chasemgt.com
                                             -----------------------------------
WEBSITE                                      hiltonresourcesltd.com
                                             -----------------------------------
FOR QUARTER ENDED                            FEBRUARY 29, 2004
                                             -----------------------------------
DATE OF REPORT                               APRIL 29, 2004
                                             -----------------------------------

                                   CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.



NICK DEMARE                       /s/ Nick DeMare                      04/04/29
--------------------------------------------------------------------------------
NAME OF DIRECTOR                   SIGN (TYPED)           DATE SIGNED (YY/MM/DD)

WILLIAM LEE                       /s/ William Lee                      04/04/29
--------------------------------------------------------------------------------
NAME OF DIRECTOR                   SIGN (TYPED)           DATE SIGNED (YY/MM/DD)

BC FORM 51-901F                                                       SCHEDULE A








--------------------------------------------------------------------------------


                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE NINE MONTHS ENDED
                                FEBRUARY 29, 2004

                      (Unaudited - Prepared by Management)

                      (Expressed in United States Dollars)

--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A


                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)



                                                   FEBRUARY 29,       MAY 31,
                                                       2004            2003
                                                         $               $
                                                                     (Audited)

                                     ASSETS
CURRENT ASSETS

Cash                                                    513,803         107,315
Amounts receivable                                       17,669          23,552
Prepaid expenses and deposits                             8,660          34,467
                                                   ------------    ------------
                                                        540,132         165,334
MINERAL PROPERTY COSTS (Note 4)                          93,362               -

INVESTMENT                                               10,130          15,382

OTHER ASSETS (Note 5)                                         -         117,362
                                                   ------------    ------------
                                                        643,624         298,078
                                                   ============    ============
                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 56,943          14,762
Debentures (Note 5)                                           -       1,248,093
                                                   ------------    ------------
                                                         56,943       1,262,855
                                                   ------------    ------------
                              SHAREHOLDERS' EQUITY


SHARE CAPITAL (Note 6)                               49,026,184      47,076,360

CONTRIBUTED SURPLUS                                     117,324               -

SHARE SUBSCRIPTIONS RECEIVED (Note 9(a))                239,422               -

EQUITY COMPONENT OF DEBENTURES                                -         278,788

DEFICIT                                             (48,796,249)    (48,319,925)
                                                   ------------    ------------
                                                        586,681        (964,777)
                                                   ------------    ------------
                                                        643,624         298,078
                                                   ============    ============

NATURE OF OPERATIONS AND NAME CHANGE (Note 1)



APPROVED BY THE BOARD

/s/ Nick DeMare   , Director
----------------------------
/s/ William Lee   , Director
----------------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                      SCHEDULE A

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                  INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)



                                                         THREE MONTHS ENDED             NINE MONTHS ENDED
                                                   ----------------------------    ----------------------------
                                                   FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,
                                                       2004            2003            2004            2003
                                                         $               $               $               $

REVENUES

Petroleum and natural gas sales                               -               -               -          83,780
                                                   ------------    ------------    ------------    ------------
OTHER EXPENSES

Production                                                    -               -               -          54,817
General and administrative                              110,840         115,780         210,692         473,599
Stock based compensation                                117,324               -         117,324               -
Depreciation, depletion and impairment                        -        (119,066)              -       4,650,704
Research, development and marketing                           -          13,241               -         195,088
Due diligence                                                 -         159,708               -         159,708
                                                   ------------    ------------    ------------    ------------
                                                        228,164         169,663         328,016       5,533,916
                                                   ------------    ------------    ------------    ------------
OPERATING LOSS                                         (228,164)       (169,633)       (328,016)     (5,450,136)
                                                   ------------    ------------    ------------    ------------
OTHER INCOME (EXPENSES)

Interest and other income                                 3,315          15,240          13,638          38,753
Interest expense on debentures                          (34,509)        (61,524)       (161,946)       (352,986)
                                                   ------------    ------------    ------------    ------------
                                                        (31,194)        (46,284)       (148,308)       (314,233)
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                                (259,358)       (215,947)       (476,324)     (5,764,369)
                                                   ============    ============    ============    ============
BASIC AND DILUTED LOSS PER SHARE                        $(0.02)          $(0.05)         $(0.07)         $(1.28)
                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER
    OF SHARES OUTSTANDING                            12.200,451       4,533,666       6,897,907       4,501,573
                                                   ============    ============    ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                   INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)




                                                         THREE MONTHS ENDED             NINE MONTHS ENDED
                                                   ----------------------------    ----------------------------
                                                   FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,
                                                       2004            2003            2004            2003
                                                         $               $               $               $

BEGINNING OF PERIOD                                 (48,536,891)    (47,414,259)    (48,319,925)    (40,796,204)

CONVERSION OF DEBENTURES                                      -               -               -      (1,069,633)
                                                   ------------    ------------    ------------    ------------
                                                    (48,536,891)    (47,414,259)    (48,319,925)    (41,865,837)

NET LOSS FOR THE PERIOD                                (259,358)       (215,947)       (476,324)     (5,764,369)
                                                   ------------    ------------    ------------    ------------
END OF PERIOD                                       (48,796,249)    (47,630,206)    (48,796,249)    (47,630,206)
                                                   ============    ============    ============    ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)



                                                         THREE MONTHS ENDED             NINE MONTHS ENDED
                                                   ----------------------------    ----------------------------
                                                   FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,
                                                       2004            2003            2004            2003
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Net loss for the period                                (259,358)       (215,947)       (476,324)     (5,764,369)
Adjustment for items not involving cash
   Depreciation, depletion and impairment                     -        (119,066)              -       4,650,704
   Amortization of deferred financing charges             3,474           6,947          17,368          22,644
   Accretion of liability component of debentures        11,923          23,844          59,611          77,201
   Stock based compensation                             117,324               -         117,324               -
   Interest expense settled through
      issuance of shares                                 17,328               -          47,982               -
   Gain on sale of investments                                -               -          (2,196)              -
   Unrealized foreign exchange                           (5,539)         10,089          19,259          (6,777)
                                                   ------------    ------------    ------------    ------------
                                                       (114,848)       (294,133)       (216,976)     (1,020,597)
Decrease in amounts receivable                           12,234           3,476           5,883           1,883
Decrease in prepaid expenses and deposits                 2,959          12,373          25,807          99,320
Increase (decrease) in accounts payable
   and accrued liabilities                               38,197         (29,433)         42,181         (32,254)
                                                   ------------    ------------    ------------    ------------
                                                        (61,458)       (307,717)       (143,105)       (951,648)
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Proceeds on sale of investment                                -               -           7,448               -
Mineral property costs                                  (58,019)              -         (93,362)              -
Investments and advances                                      -           8,395               -          28,153
Decrease in other assets                                      -         159,709               -               -
Recovery of (expenditures on) petroleum
   and natural gas interests                                  -         119,066               -        (429,967)
                                                   ------------    ------------    ------------    ------------
                                                        (58,019)        287,170         (85,914)       (401,814)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                               101,531               -         408,556               -
Share subscriptions received                            239,422               -         239,422               -
Share issue costs                                        (5,901)              -         (12,471)              -
                                                   ------------    ------------    ------------    ------------
                                                        335,052               -         635,507               -
                                                   ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN
   CASH FOR THE PERIOD                                  215,575         (20,547)        406,488      (1,353,462)
CASH - BEGINNING OF PERIOD                              298,228         151,106         107,315       1,484,021
                                                   ------------    ------------    ------------    ------------
CASH - END OF PERIOD                                    513,803         130,559         513,803         130,559
                                                   ============    ============    ============    ============


Supplemental disclosure with respect to the interim consolidated statements of cash flows (Note 8).


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2004
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


1.       NATURE OF OPERATIONS AND NAME CHANGE

         The Company is in the process of exploring mineral properties located in Mexico. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral property costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

         On March 2, 2004, the Company received regulatory approval to change its name to Hilton Resources Ltd.


2.       CHANGES IN ACCOUNTING POLICY

         Effective June 1, 2003, the Company prospectively adopted the fair value method of accounting for stock options granted to employees and directors, as recommended by Section 3870 Stock-Based Compensation and Other Stock Based Payments of the Canadian Institute of Chartered Accountants' Handbook ("CICA 3870"). CICA 3870 provides alternative methods of transition for the adoption of the fair value method and, as permitted, the Company has elected prospective application, which allows the fair value method to be applied to stock options granted, modified or settled on or after June 1, 2003 to employees and directors. Pro-forma disclosure for options issued prior to June 1, 2003, as required by the standard, had the Company used the fair value method is presented in Note 6(b).

         The  fair  value  of  stock   options  is   determined   by  using  the
         Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options. The fair value of stock options is determined by the quoted market price of the Company's common shares.

         For stock options granted to other than employees and directors the Company continues to apply the fair value method.


3.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2004
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         During the nine month period ended February 29, 2004, the Company entered into an agreement whereby it could acquire an interest in mineral property concessions. The Company has adopted the following accounting policy concerning mineral property costs.

         MINERAL PROPERTY COSTS

         Mineral property costs and exploration, development and field support costs directly relating to mineral properties are deferred until the property to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

         On a periodic basis, management reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

         Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at February 29, 2004, the Company does not have any asset retirement obligations.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2004
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


4.       MINERAL PROPERTY COSTS

                                   ACQUISITION     EXPLORATION
                                       COSTS           COSTS          TOTAL
                                         $               $              $

         El Nayar Project                50,000          43,362          93,362
                                   ============    ============    ============

         On October 1, 2003, the Company entered into an option agreement whereby the Company could acquire up to a 100% interest in four mineral concessions in Mexico (the "El Nayar Project"), covering approximately 6,722 hectares. The Company may earn an initial 60% interest in consideration of making option payments totalling $50,000 (paid) and the issuances of a total of 1.1 million common shares and funding $1 million of expenditures, which include all land holding costs and underlying option payments to concession holders, all over a three year period. Upon having earned the initial 60% interest, the Company may purchase the remaining 40% interest in the El Nayar Project by payment in cash or issuances of common shares for an amount to be determined based on the net present value of the El Nayar Project.

         Exploration costs incurred during the nine months ended February 29, 2004, on the El Nayar Project are as follows:

                                                        $

         Assays                                             216
         Sampling                                        43,146
                                                   ------------
                                                         43,362
                                                   ============


5.       DEBENTURES

                                                   FEBRUARY 29,       MAY 31,
                                                       2004            2003
                                                         $               $

         10% Debentures                                       -       1,248,093
                                                   ============    ============

         The 10% Debentures was comprised of $870,000 Series A and CDN $600,000 Series B. The 10% Debentures bore interest at 10% per annum and matured on January 24, 2004. On maturity, the Company retired $770,000 Series A and CDN $600,000 Series B debentures and $17,328 of accrued interest outstanding, through the issuance of 6,322,149 common shares. The Company retired the remaining $100,000 Series A debenture owing to a company owned by the former Chairman of the Board, by offsetting against a $100,000 relocation loan owing by the former Chairman of the Board.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2004
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


6.       SHARE CAPITAL


         Authorized:  Unlimited common shares without par value

         Issued:

                                                         NINE MONTHS ENDED                    YEAR ENDED
                                                         FEBRUARY 29, 2004                   MAY 31, 2003
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of period                 4,876,921      47,076,360       3,657,516      43,003,256
                                                   ------------    ------------    ------------    ------------
         Issued during the period
              For private placements                  4,705,000         408,556               -               -
              For retirement of debentures            6,233,843       1,505,757               -               -
              For conversion on debentures                    -               -         876,150       4,042,336
              For debenture interest                    640,366          47,982         343,255          30,768
              For finders fee                           166,225          12,663               -               -
                                                   ------------    ------------    ------------    ------------
                                                     11,745,434       1,974,958       1,219,405       4,073,104
              Less:  share issue costs                        -         (25,134)              -               -
                                                   ------------    ------------    ------------    ------------
                                                     11,745,434       1,949,824       1,219,405       4,073,104
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      16,622,355      49,026,184       4,876,921      47,076,360
                                                   ============    ============    ============    ============



         (a) During the nine months ended February 29, 2004, the Company completed:

                  i) a non-brokered private placement for 4,030,000 units at CDN$0.10 per unit, for gross proceeds of $307,025 (CDN $403,000). Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at CDN$0.14 per share on or before November 25, 2005. The Company issued 100,000 units, on the same terms as the private placement units, and 66,225 common shares in consideration of $12,663 of finders' fees and incurred $6,570 of costs associated with the private placement; and

                  ii) a non-brokered private placement for 675,000 units at CDN$0.20 per unit, for gross proceeds of $101,531 (CDN $135,000). Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at CDN$0.26 per share on or before February 19, 2005. The Company incurred $5,901 of costs associated with the private placement.

         (b) The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The options have a maximum term of ten years.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2004
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


6.       SHARE CAPITAL (continued)

                  A summary of the Company's options at February 29, 2004 and the changes for the nine months ended February 29, 2004 is presented below:

                                                                     WEIGHTED
                                                      NUMBER         AVERAGE
                                                    OF OPTIONS       EXERCISE
                                                   OUTSTANDING         PRICE
                                                                        CDN $

                  Balance, beginning of period          186,200        11.38
                  Granted                               700,000         0.25
                  Cancelled/expired                    (186,200)       11.38
                                                   ------------
                  Balance, end of period                700,000         0.25
                                                   ============

                  During the nine months ended February 29, 2004, the Company granted 700,000 stock options to its employees, directors and to consultants. The following table summarizes information about the stock options outstanding and exercisable at February 29, 2004.

                      NUMBER              EXERCISE PRICE       EXPIRY DATE
                                              CDN $

                      700,000                 0.25             February 18, 2007
                      =======                 ====

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the period:

                        Risk-free interest rate                        2.54%
                        Estimated volatility                            140%
                        Expected life                                1.5 years

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was CDN $0.22 per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (c) As at February 29, 2004, the Company had outstanding warrants issued pursuant to private placements, which may be exercised to purchase 4,888,650 shares. The warrants expire at various times until 2005 and may be exercised at prices ranging from CDN $0.14 per share to CDN $18.80 per share.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2004
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)



6.       SHARE CAPITAL (continued)

                  Details of warrants outstanding are as follows:

                                                                      NUMBER
                                                                   OF WARRANTS

                  Balance, beginning of period                          340,025
                  Issued pursuant to private placements               4,805,000
                  Expired                                              (256,375)
                                                                   ------------
                  Balance, end of period                              4,888,650
                                                                   ============

         (d) See also Note 9.


7.       RELATED PARTY TRANSACTIONS

         During the nine months ended February 29, 2004, companies controlled by certain current and former directors and officers of the Company and certain directors and officers charged $71,368 for accounting, management, professional and consulting fees.

         See also Note 5.


8.       SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash operating, financing and investing activities were conducted by the Company as follows:

                                                   FEBRUARY 29,    FEBRUARY 28,
                                                       2004            2003
                                                         $               $
         Operating Activities

         Decrease in deferred financing
            charges on conversion                             -          65,571
         Decrease in liability component of
            debentures on conversion                          -         225,075
         Reversal of accounts payable and accrued
            liabilities                                       -        (870,447)
                                                   ------------    ------------
                                                              -        (579,801)
                                                   ============    ============

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2004
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


8. SUPPLEMENTAL CASH FLOW INFORMATION (continued)


                                                   FEBRUARY 29,    FEBRUARY 28,
                                                       2004            2003
                                                         $               $

         Financing Activities

         Decrease in equity component of
            debentures on conversion/retirement        (278,788)       (415,522)
         Capital distribution on early induced
            conversion of debentures                          -      (1,069,633)
         Issuance of common shares for capital
            distribution                                      -       1,194,509
         Issuance of common shares on conversion
            of debentures                                     -       2,847,827
         Conversion of debentures                             -      (2,847,827)
         Issuance of common shares on retirement
            of debentures                             1,505,757               -
         Retirement of debentures                    (1,326,969)              -
         Issuance of common shares for
            finders' fees                                12,663               -
         Share issue costs                              (12,633)              -
                                                   ------------    ------------
                                                       (100,000)       (290,646)
                                                   ============    ============

         Investing Activities

         Retirement of loan                             100,000               -
         Reversal of petroleum and natural gas
            interests expenditures                            -         870,447
                                                   ------------    ------------
                                                        100,000         870,447
                                                   ============    ============

         Other supplemental cash flow information:

                                                   FEBRUARY 29,    FEBRUARY 28,
                                                       2004            2003
                                                        $                $

         Interest paid in cash                           84,967         253,141
                                                   ============    ============
         Income taxes paid in cash                            -               -
                                                   ============    ============


9.       SUBSEQUENT EVENT

         Subsequent to February 29, 2004, the Company completed a non-brokered private placement of 1,425,000 units at CDN $0.23 per unit for proceeds of $244,571 (CDN $327,750). Each unit comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of two years at CDN $0.31 per share on or before March 4, 2006. As at February 29, 2004, the Company had received $239,422 share subscriptions.

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                                QUARTERLY REPORT
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2004
                           (Expressed in U.S. Dollars)


1.(a)    GENERAL AND ADMINISTRATIVE

                                                                          $

         Accounting and administration                                   34,894
         Bank charges and interest                                        1,353
         Courier                                                            429
         Foreign exchange                                                24,800
         Investor relations                                               6,714
         Legal                                                           23,576
         Management fees                                                 18,251
         Office and miscellaneous                                         2,113
         Office rent                                                      1,319
         Printing                                                         2,461
         Professional fees                                               80,996
         Regulatory fees                                                 10,228
         Shareholder costs                                                5,881
         Telephone and utilities                                          1,141
         Transfer agent                                                   8,702
         Travel                                                           5,834
                                                                   ------------
                                                                        228,692
         Recovery of expenses previously
            recorded in prior year-end                                  (18,000)
                                                                   ------------
                                                                        210,692
                                                                   ============


1.(B)    MINERAL PROPERTY COSTS

         Exploration and acquisition costs incurred during the nine months ended February 29, 2004 are as follows:

                                                                         $

         Assays                                                             216
         Sampling                                                        43,146
         Option payments                                                 50,000
                                                                   ------------
                                                                         93,362
                                                                   ============


2.       RELATED PARTY TRANSACTIONS


         (a) During the nine months ended February 29, 2004, companies controlled by certain current and former directors and officers of the Company and certain directors and officers charged $71,368 for accounting, management, professional and consulting fees.

         (b) During the nine months ended February 29, 2004, the Company retired a $100,000 Series A debenture owing to a company owned by the former Chairman of the Board, by offsetting against a $100,000 relocation loan owing by the former Chairman of the Board.

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                                QUARTERLY REPORT
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2004
                           (Expressed in U.S. Dollars)


3.(A)    SECURITIES ISSUED DURING THE NINE MONTHS ENDED FEBRUARY 29, 2004

         Date          Type of                                                 Total         Type of
         Of Issue      Security    Type of Issue         Number    Price      Proceeds    Consideration    Commission
                                                                    CDN$         $                            $

         Aug. 2003     Common      Debenture            552,060     0.08        30,654        N/A(1)         N/A
                                   Interest

         Nov. 2003     Common      Private            4,030,000     0.10       319,688        Cash          12,663
                                   Placement

         Nov. 2003     Common      Private              166,225     0.10        12,663      Share issue      N/A
                                   Placement                                                   costs

         Jan. 2004     Common      Retirement of      6,322,149     0.28     1,523,085        N/A(2)         N/A
                                   debentures and
                                   debenture
                                   interest

         Feb. 2004     Common      Private              675,000     0.20       101,531        Cash           N/A
                                   Placement


         (1) Represents quarterly interest payments due on August 31, 2003 on Series A 10% debentures (US $870,000) and Series B 10% debentures (CDN $600,000).
         (2) Represents retirement of Series A 10% debentures (US $870,000) and Series B 10% debentures (CDN $600,000) and debenture interest from December 1, 2003 to January 24, 2004.


3.(B)    OPTIONS GRANTED DURING THE NINE MONTHS ENDED FEBRUARY 29, 2004

         Date                  Number       Type                                        Exercise
         Granted             of Shares      of Option       Name                          Price       Expiry Date
                                                                                           CDN $

         Feb. 18, 2004         85,000       Director        Nick DeMare                   $0.25       Feb. 18, 2007
         Feb. 18, 2004         75,000       Director        Andrew Carter                 $0.25       Feb. 18, 2007
         Feb. 18, 2004         75,000       Director        William Lee                   $0.25       Feb. 18, 2007
         Feb. 18, 2004         75,000       Officer         Harvey Lim                    $0.25       Feb. 18, 2007
         Feb. 18, 2004         75,000       Consultant      Paul Kessler                  $0.25       Feb. 18, 2007
         Feb. 18, 2004         75,000       Consultant      Diana Derycz-Kessler          $0.25       Feb. 18, 2007
         Feb. 18, 2004         50,000       Consultant      Gloria Barnett                $0.25       Feb. 18, 2007
         Feb. 18, 2004         50,000       Consultant      David Henstridge              $0.25       Feb. 18, 2007
         Feb. 18, 2004         40,000       Consultant      Des O'Kell                    $0.25       Feb. 18, 2007
         Feb. 18, 2004         25,000       Consultant      Betty L. Moody                $0.25       Feb. 18, 2007
         Feb. 18, 2004         25,000       Consultant      Arabella Smith                $0.25       Feb. 18, 2007
         Feb. 18, 2004         25,000       Consultant      Rosanna Wong                  $0.25       Feb. 18, 2007
         Feb. 18, 2004         25,000       Consultant      Linda Liu                     $0.25       Feb. 18, 2007
                              -------
                              700,000
                              =======


BC FORM 51-901F                                                       SCHEDULE B

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                                QUARTERLY REPORT
                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2004
                           (Expressed in U.S. Dollars)


4.(A)    AUTHORIZED AND ISSUED SHARE CAPITAL AS AT FEBRUARY 29, 2004

                                                              ISSUED
                                 AUTHORIZED        ----------------------------
         CLASS     PAR VALUE       NUMBER          NUMBER                AMOUNT
                                                   ----------       -----------
         Common       WPV        Unlimited         16,622,355       $48,747,396


4.(B)    OPTIONS AND WARRANTS OUTSTANDING AS AT FEBRUARY 29, 2004

         SECURITY          NUMBER         EXERCISE PRICE       EXPIRY DATE
                                              CDN $

         Options          700,000              0.25            February 18, 2007
         Warrants          83,650             18.80            July 06, 2004
         Warrants       4,130,000              0.14            November 25, 2005
         Warrants         675,000              0.26            February 19, 2005
                        4,888,650


4.(C)    SHARES IN ESCROW OR SUBJECT TO POOLING AS AT FEBRUARY 29, 2004

         There are no shares held in escrow or subject to pooling as at February 29, 2004.


5.       LIST OF DIRECTORS AND OFFICERS AS AT FEBRUARY 29, 2004

         Directors:
              Nick DeMare
              Andrew Carter
              William Lee

         Officers:
              Nick DeMare (President and Chief Executive Officer)
              Andrew Carter (Executive Vice President)
              Harvey Lim (Corporate Secretary)

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED FEBRUARY 29, 2004
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS

DESCRIPTION OF BUSINESS

Hilton Resources Ltd (the "Company") is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico. The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan and Yukon and trades on the TSX Venture Exchange under the symbol "HPM" and on the OTCBB under the symbol "HPMPF". The Company is also registered with the U.S. Securities and Exchange Commission (the "SEC") as a foreign private issuer under the Securities Act of 1934.

OPERATIONS

During the nine months ended February 29, 2004, the Company recorded a loss of $476,324 ($0.07 per share) compared to a loss of $5,764,369 ($1.28 per share) for the comparable 2003 period. During the 2003 period, the Company had recorded a charge of $4,650,704 for depreciation, depletion and impairment relating primarily to the abandonment of the Company's petroleum activities and $195,088 for research, development and marketing in the proprietary software programs. The Company ceased to record the petroleum activities in November 2002 and software activities in May 2003.

General and administrative costs decreased by $262,907, from $473,599 in 2003 to $210,692 in 2004 due mainly to the reduced operations, abandonment of petroleum and proprietary software program activities. During the nine months ended February 29, 2004, the Company has incurred $23,576 (2003 - $63,000) in management fees provided by the current and former President of the Company and $34,894 (2003 - $66,799) in accounting and administrative fees provided by a company controlled by the current President of the Company. In 2003, the Company had incurred general and administrative costs to maintain three offices for head office activities, petroleum activities and proprietary software activities.

During the nine months ended February 29, 2004, the Company sold marketable securities for $7,448, resulting in a gain of $2,196. In addition, the Company recovered $18,000 for costs previously incurred. These costs have been recorded as a cost recovery in general and administrative.

During the nine months ended February 29, 2004, the Company recorded a non-cash charge of $117,324 attributed to the granting of 700,000 stock options to employees, directors and consultants.

Interest expense on debentures decreased by $191,040, from $352,986 in 2003 to $161,946 in 2004, reflecting the retirement of debentures of $1,248,093 and accrued interest outstanding of $17,328 through the issuance of 6,322,139 common shares. In addition, during fiscal 2003 the Company paid $161,710 of bonus interest to the debenture holders who converted their debentures into common shares.

LIQUIDITY AND CAPITAL RESOURCES

During the nine months ended February 29, 2004, the Company completed two private placements for 4,030,000 units for gross cash proceeds of CDN $403,000 and for 675,000 units for gross cash proceeds of CDN $135,000. Subsequent to February 29, 2004, the Company completed a private placement for 1,425,000 units, at a price of CDN$0.23 per unit. The funds raised will be used for general working capital purposes and related exploration costs on the acquisition of the El Nayar Project in Mexico.

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED FEBRUARY 29, 2004
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS (continued)

EL NAYAR PROJECT

On January 26, 2004, the Company received a qualifying technical report in support of its option agreement. The report has been filed with the TSX Venture Exchange. The Company has received conditional approval and commenced with the first phase $50,000 sampling and data compilation program of the underground workings between the La Castellana and San Buenaventura adits.

On April 13, 2004, the Company announced the assay results for the first 20 channel samples taken on the El Nayar project. The samples were taken from the newly discovered El Norte vein system of breccias, stockworks and quartz veins over a horizontal strike length of 100 meters; the vein has been mapped over a total horizontal distance of 390 meters and over a vertical height of 200 plus meters.


                                                              COMPOSITE     TRUE VEIN -
SAMPLE NUMBER *              AU         AG         WIDTH        WIDTH      BRECCIA WIDTH     AU          AG
                           (G/T)       (G/T)      (METERS)     (METERS)       (METERS)      (G/T)       (G/T)


LC-751 - Vn                 1.1        251.9        0.30
LC-752 - Bx                 0.04        30.2        0.90         1.20           1.20         0.31        85.6
LC-753 - Vn                 4.8        853.6        0.15
LC-754 - Bx                 0.1         56.8        1.50         1.65           1.65         0.53       129.2
LC-755 - Bx                 0.86       181.5        1.00
LC-756 - Vn                 9.7       1370.9        0.30         1.30           1.30         2.90       456.0
LC-757 - VnBx               0.44       259.6        1.00         1.00           1.00         3.35       670.9
LC-758 - Bx - HW            0.06        12.7        0.48
LC-759 - Vn                 0.72       252.6        0.70
LC-760 - Bx - FW            0.06        44.3        1.90
LC-761 - Bx - FW            0.13       191.5        1.51
LC-762 - Bx                 0.53       263.3        1.40
LC-763 - VnBx               0.91       203.3        1.10         7.09           4.00         0.36       162.0
LC-764 - Vn                 0.05        29.1        0.90         0.90           0.90         1.16       277.6
LC-765 - Bx - FW            0.01        16.0        1.25
LC-766 - Vn                 0.69       544.5        0.80         2.05           2.05         0.28       222.2
LC-767 - Bx                 0.01         2.9        1.20
LC-768 - Vn - HW            0.03        13.3        1.60
LC-769 - Vn                 0.09        22.2        2.00         4.80           4.80         0.05        14.4
LC-770 - Bx                 0.61       250.1        0.79         0.79            N/A         0.61       250.1

*  Bx = Breccia;  Vn = Vein;  HW = Hanging Wall;  FW = Foot Wall

Initial surface mapping and sampling is being conducted and it is anticipated that the results of the second batch of samples should be available from the laboratory shortly. The analytical results and calculations were reviewed by John Nebocat, P.Eng., a "Qualified Person", who has visited the property previously and wrote the qualifying technical report. Mr. Nebocat has not yet seen the newly discovered El Norte vein or the sample locations.

The next phase of the current work program, which will start immediately, is road construction that will both expose the full width of the vein system for sampling, and provide access for drilling. The El Nayer claim group contains 6,835 hectares overlying a sequence of volcanic units that host epithermal silver and gold mineralization. All the areas of known mineralization, and the newly discovered El Norte vein system, are located well within the limits of mining exploration concessions in which the Company has the option to acquire a 100% interest.

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED FEBRUARY 29, 2004
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS (continued)

Channel samples were crushed at the GM LACME Preparation Laboratory in Guadalajara to 70% minus 10 mesh and pulverized to greater than 90% passing 150 mesh. The pulps are sent by GM LACME directly to International Plasma Lab Ltd. in Vancouver, Canada for analysis. The samples are digested in an aqua regia and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

UPDATE OF CORPORATE ACTIVITIES

Mr.  Andrew  Carter  has  been  appointed  to the  position  of  Executive  Vice
President. Mr. Carter has an extensive background, initially in the mining industry and then as a commercial financial executive.

INVESTOR RELATIONS

In conjunction with the Company's increased operations and corporate refinancings, effective December 1, 2003, the Company has resumed its investor relations arrangement with Eland Jennings Inc. at a rate of CDN $3,000 per month. The Company maintains a web site at "www.hiltonresourcesltd.com".